SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

THE SWISS HELVETIA FUND, INC.
(Name of Filing Person (Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

870875101
(CUSIP Number of Class of Securities)

Andrew Dakos
Chairman and Chief Executive Officer
The Swiss Helvetia Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202
(877) 607-0414
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

Calculation of Filing Fee

Transaction valuation *	Amount of filing fee *
N/A	N/A

 * A filing fee is not required in connection with this filing as it relates only to preliminary communications made before the commencement of a tender offer.

□ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A.	Filing Party: N/A.
Form or Registration No.: N/A.	Date Filed: N/A.

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

□ going private transaction subject to Rule 13e-3.

□ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

□ Rule 14-d-1(d) (Cross-Border Third-Party Tender Offer).

THE SWISS HELVETIA FUND, INC. ANNOUNCES
FILING OF PRELIMINARY PROXY MATERIALS; PROPOSAL FOR EXPANDED FUND MANDATE
AND APPROVAL OF INVESTMENT ADVISORY AGREEMENT WITH BULLDOG INVESTORS, LLC

Press Release – For Immediate Release

New York, New York—July 29, 2019

The Swiss Helvetia Fund, Inc. (NYSE: SWZ) (the “Fund”), a non-diversified registered closed-end investment company, announced today that it has filed preliminary proxy materials (the "Proxy Materials") with the U.S.  Securities and Exchange Commission (the "SEC") in connection with the Fund's 2019 Annual Meeting of Stockholders (the "Meeting").  The Proxy Materials include proposals to approve a new investment objective for the Fund and revised fundamental investment restrictions in order to provide the Fund with greater investment flexibility and an investment advisory agreement with Bulldog Investors, LLC (“Bulldog”).  If approved by stockholders, the investment advisory agreement with Bulldog would replace the investment advisory agreements between the Fund and its current investment advisers.

If approved by stockholders, the Fund’s current fundamental objective of long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies would be replaced with a non-fundamental objective of total return.  If the proposed advisory agreement with Bulldog is approved, which approval is contingent on stockholder approval of the aforementioned change in the Fund’s investment objective and changes to the Fund’s fundamental investment restrictions, Bulldog will seek to achieve the objective through an “activist” strategy designed to unlock the underlying value of securities acquired by the Fund.

If stockholders approve the Fund’s new investment advisory agreement with Bulldog, the new investment objective and the changes to the Fund’s fundamental investment restrictions, the Fund intends, as soon as practicable thereafter, to commence  a tender offer for up to 15% of the Fund’s outstanding shares at a price of 95% of the Fund’s net asset value per share.

If stockholders do not approve each of the foregoing proposals, the Board will consider what actions, if any, would be appropriate.

The  Board has fixed the close of business on August 19, 2019 as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting, which is expected to be held late in the third quarter or early in the fourth quarter of 2019.

*           *           *           *           *

About The Swiss Helvetia Fund, Inc.

The Fund (www.swzfund.com) is a non-diversified, closed-end investment company currently seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies.  As noted above, it is proposed that the Fund change its investment objective.  The Fund’s  shares are listed on the NYSE under the symbol "SWZ."  .

Closed-end funds, unlike open-end funds, are not continuously offered.  Typically, shares of closed-end funds are sold in the open market through a stock exchange.  Shares of closed-end funds frequently trade at a discount to net asset value.  The price of the Fund's shares is determined by a number of factors, several of which are beyond the control of the Fund.  Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

The Fund is filing today with the SEC its preliminary Proxy Materials (Filing Type: PRE 14A).  The Fund's definitive Proxy Materials currently are anticipated to be filed with the SEC in late August 2019 (Filing Type: DEF 14A).  Stockholders can obtain these documents (when available) free of charge from the SEC's website at www.sec.gov.  The definitive Proxy Materials for the Fund also will be posted (when available) on the Fund's website at www.swzfund.com.  Stockholders also may call the Fund's proxy solicitor, InvestorCom LLC, at 877-972-0090  for additional information about the Meeting or to obtain free of charge the definitive Proxy Materials and other definitive documents that may be filed by the Fund with the SEC in connection with the Meeting, when those documents become available.  BEFORE MAKING ANY VOTING DECISION, STOCKHOLDERS OF THE FUND SHOULD READ CAREFULLY THOSE PROXY MATERIALS AND ALL OTHER RELEVANT DOCUMENTS FILED BY THE FUND WITH THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MEETING, THE PROPOSED ADVISORY ARRANGEMENTS AND OTHER PROPOSALS CONTAINED THEREIN.

The Fund, the Fund’s directors and officers, and Bulldog may be deemed to be participants in the solicitation of proxies of the Fund's stockholders in connection with the Meeting.  Stockholders of the Fund may obtain information about the Fund’s directors and executive officers, including their beneficial ownership of shares of the Fund's common stock, and information about Bulldog, in the Proxy Materials and other relevant documents (when available) that may be filed by the Fund with the SEC in connection with the Meeting.

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Fund’s common stock. The tender offer for the outstanding shares of our common stock described in this press release has not commenced and will only be commenced if the above conditions are satisfied.  Subject to the satisfaction of the above conditions, at the time the tender offer is commenced, the Fund will file a Tender Offer Statement on Schedule TO with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) will contain important information, including the terms and conditions of the tender offer, that should be read carefully before any decision is made with respect to the tender offer. Stockholders will be able to obtain these documents free of charge, when they become available, from the SEC’s website (www.sec.gov) or the Fund’s current website (www.swzfund.com) or a successor Fund website.